No. [•]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d), 57(a)(4)
AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d)
AND 57(a)(4) AND RULE 17d-l

____________________

CĪON INVESTMENT CORPORATION,
 CĪON INVESTMENT MANAGEMENT, LLC, ICON LEASING FUND TWELVE, LLC, ICON
EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P., ICON ECI FUND
FIFTEEN, L.P. and ICON ECI FUND SIXTEEN

3 Park Avenue
New York, NY 10016
Tel: (212) 418-4700
____________________

All Communications, Notices and Orders to:

Michael A. Reisner, Co-Chief Executive Officer
Mark Gatto, Co-Chief Executive Officer
CĪON Investment Corporation
3 Park Avenue
New York, NY 10016
Tel: (212) 418-4700

Copies to:

Richard Horowitz, Esq.
Lisa Price, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500

____________________

November 14, 2014

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:

CĪON INVESTMENT CORPORATION, CĪON
INVESTMENT MANAGEMENT, LLC, ICON
LEASING FUND TWELVE, LLC, ICON
EQUIPMENT AND CORPORATE
INFRASTRUCTURE FUND FOURTEEN, L.P.,
ICON ECI FUND FIFTEEN, L.P. and ICON ECI
FUND SIXTEEN

3 Park Avenue
New York, NY 10016
Tel: (212) 418-4700

File No. [•]
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE
INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT PERMITTING
CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY SECTIONS
17(d) AND 57(a)(4) AND RULE 17d-l

)

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	CĪON Investment Corporation (“CĪON”);

•	CĪON Investment Management, LLC (the “CĪON Adviser”);

•	ICON Capital, LLC (“ICON Capital”);

•	ICON Leasing Fund Twelve, LLC (“Fund Twelve”);

•	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”);

•	ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”);

•	ICON ECI Fund Sixteen (“Fund Sixteen”; Fund Sixteen, together with Fund Twelve, Fund Fourteen and Fund Fifteen are collectively referred to herein as the “Existing Affiliated Funds”);2

1	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2	No Existing Affiliated Fund is a subsidiary of a Regulated Entity (as defined below).

•
Any investment company that is excluded from the definition of “investment company” under section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act, is formed in the future, and is advised by ICON Capital or an affiliated adviser of ICON Capital (“Future Affiliated Funds,” and together with the Existing Affiliated Funds, the “Affiliated Funds”);

•
Any closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act3, is formed in the future, and is advised by the CĪON Adviser (“Future BDCs”); and

•
Any closed-end management investment company that is formed in the future and is advised by the CĪON Adviser (“Future CEFs,” and collectively with Future BDCs and CĪON, the “Regulated Entities;” the Regulated Entities, the Affiliated Funds, the CĪON Adviser, and ICON Capital are collectively referred to herein as the “Applicants”).

The CĪON Adviser serves as the investment adviser of CĪON and either it or an affiliated adviser will serve as the investment adviser to any future Regulated Entities.4  The relief requested in this application (the “Application”) would allow a Regulated Entity, on the one hand, and one or more Regulated Entities and/or one or more Affiliated Funds (collectively referred to as the “Co-Investment Affiliates”), on the other hand, to (A) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17 and 57 of the 1940 Act, and (B) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers.  For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries, as defined below) participate together with one or more Co-Investment Affiliates in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.  Any Co-Investment Affiliate that is not a Regulated Entity will be excluded from the definition of “investment company” under Section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act and ICON Capital or an investment adviser affiliate thereof will serve as the investment manager for all such Co-Investment Affiliates.

A Regulated Entity may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.5  Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1 of the 1940 Act.  Applicants request that each Wholly-Owned Investment Subsidiary be

3
Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

4	CĪON has a sub-adviser which is only affiliated with CĪON as a result of an investment sub-advisory agreement.

5
“Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act.  All subsidiaries participating in the Co-Investment Program (as defined below) will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.  A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

permitted to participate in Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Entity were participating directly.  Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary.  The board of directors (the “Board”) of such Regulated Entity would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.6

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.7

I.   GENERAL DESCRIPTION OF APPLICANTS

A.	CĪON

CĪON was organized under the General Corporation Law of the State of Maryland on August 9, 2011 for the purpose of operating as a BDC.  In addition, CĪON has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.  CĪON’s investment objective is to generate current income and, to a lesser extent, capital appreciation for investors.  CĪON’s investments are made directly through CĪON, and may in the future be made through one or more Wholly-Owned Investment Subsidiaries that CĪON may establish from time to time. Such Wholly-Owned Investment Subsidiaries will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of CĪON, although the Wholly-Owned Investment Subsidiaries will be subject to different regulatory regimes.  CĪON’s portfolio is comprised primarily of investments in senior secured loans and, to a lesser extent, second lien loans, collateralized loan obligations and long-term subordinated loans, referred to as mezzanine loans, of private and thinly traded U.S. middle-market companies.  In connection with CĪON’s debt investments, it may receive equity interests such as warrants or options as additional consideration.  CĪON may also purchase minority interests in the form of common or preferred equity in its target companies, either in conjunction with one of its debt investments or through a co-investment with a financial sponsor.  CĪON’s principal place of business is 3 Park Avenue, New York, NY 10016.

The Board of CĪON has five-members, of which three members are not “interested persons” of CĪON within the meaning of Section 2(a)(19) (the “Independent Directors”).  None of the Independent Directors of any of the Regulated Entities will have a financial interest in any Co-Investment Transaction, other than by virtue of the ownership of securities of the Regulated Entities.  None will participate individually in any Co-Investment Transaction.

B.	The CĪON Adviser

        The CĪON Adviser is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  On the date of this Application, its sole client is CĪON.  The CĪON Adviser is a subsidiary of ICON Investment Group, LLC and an affiliate of ICON Capital, which, together, provide innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts.

6	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

7	The Order granted pursuant to the Application will not apply to any person directly or indirectly controlled by a Regulated Entity.

Under the terms of the investment advisory agreement with CĪON, the CĪON Adviser will: (i) determine the composition and allocation of CĪON’s portfolio, the nature and timing of the changes to CĪON’s portfolio and the manner of implementing such changes; (ii) determine which securities CĪON will purchase, retain or sell; (iii) identify, evaluate, negotiate and structure the investments CĪON makes; perform due diligence on prospective portfolio companies; and (iv) execute, close, monitor and service the investments CĪON makes.  The CĪON Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to CĪON are not impaired.

CĪON and the CĪON Adviser have engaged a sub-adviser to provide investment advice and make investment recommendations to the CĪON Adviser in accordance with CĪON’s investment objective and strategy.  Such sub-adviser may also serve as sub-adviser to any future Regulated Entities.  All investment decisions are the sole responsibility of, and are made at the sole discretion of, the CĪON Adviser, and the sub-adviser is not responsible or liable for any such investment decisions.

C.	ICON Capital

ICON Capital is a limited liability company organized under the Limited Liability Company Act of the State of Delaware on June 1, 2007.  ICON Capital serves as investment adviser to the Existing Affiliated Funds and ICON Capital or an affiliated adviser of ICON Capital will serve as investment adviser to any Future Affiliated Funds.  ICON Capital also serves as administrator to CĪON and will serve as administrator to any future Regulated Entity.  ICON Capital is an affiliate of the CĪON Adviser.

D.	Fund Twelve

Fund Twelve is a limited liability company organized under the Limited Liability Company Act of the State of Delaware on October 3, 2006.  Fund Twelve’s principal investment objective is to obtain the maximum economic return from its investments for the benefit of its members.  Fund Twelve operates as an equipment leasing and finance program in which invested capital is pooled together to make investments, pay fees and establish a small reserve.  Fund Twelve primarily acquires equipment subject to lease, purchases equipment and leases it to third-party end users or finances equipment for third parties and, to a lesser degree, acquires ownership rights to items of leased equipment at lease expiration.  ICON Capital serves as the investment adviser to Fund Twelve.

E.	Fund Fourteen

Fund Fourteen is a limited partnership organized under the Revised Uniform Limited Partnership Act of the State of Delaware on August 20, 2008.  Fund Fourteen’s investment objective is to obtain the maximum economic return from its investments for the benefit of its partners.  Fund Fourteen operates as an equipment leasing and finance fund in which invested capital is pooled together to make investments in business-essential equipment and corporate infrastructure.  Fund Fourteen primarily invests in such equipment and infrastructure, including, but not limited to, equipment and infrastructure that are already subject to lease, equipment and infrastructure that it purchases and leases to domestic and global businesses, loans that are secured by equipment and infrastructure, and ownership rights to leased equipment and infrastructure at lease expiration.  ICON Capital serves as the investment adviser to Fund Fourteen and ICON GP 14, LLC is the general partner of Fund Fourteen.

F.	Fund Fifteen

        Fund Fifteen is a limited partnership organized under the Revised Uniform Limited Partnership Act of the State of Delaware on September 23, 2010.  Fund Fifteen’s investment objectives are: (i) to make favorable investments in domestic and global businesses primarily in the form of debt and debt-like financings (such as loans and leases), which investments are collateralized by equipment and other corporate infrastructure that has intrinsic value and strong secondary marketability; (ii) to make monthly cash distributions; and (iii) to select individual investments that represent a diversified portfolio of secured loans, equipment leases and other financing transactions.  Fund Fifteen invests primarily in debt and debt-like financings (such as loans and leases) that are collateralized by equipment and other corporate infrastructure. ICON Capital serves as the investment adviser to Fund Fifteen and ICON GP 15, LLC is the general partner of Fund Fifteen.

G.	Fund Sixteen

      Fund Sixteen is a statutory trust organized under the Statutory Trust Act of the State of Delaware on October 11, 2012.  Fund Sixteen primarily makes investments in, or makes investments that are collateralized by, equipment and other corporate infrastructure.  Fund Sixteen primarily invests in companies that utilize equipment and other corporate infrastructure to operate their businesses. These investments are primarily structured as debt and debt-like financings such as loans, leases and other structured financing transactions in, or that are collateralized by, equipment and other corporate infrastructure.  ICON Capital serves as the investment adviser to Fund Sixteen.

II.   RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Co-Investment Affiliates

1.   Mechanics of Co-Investment Program

The CĪON Adviser advises CĪON and will advise any future Regulated Entities.  The CĪON Adviser may retain a sub-adviser under the terms of a sub-advisory agreement for one or more Regulated Entities.  Pursuant to the sub-advisory agreement among the sub-adviser, the CĪON Adviser and CĪON, the sub-adviser assists the CĪON Adviser by: (i) making recommendations as to the general composition and allocation of CĪON’s portfolio among various types of securities, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifying, evaluating, recommending to the CĪON Adviser and, if applicable and/or appropriate, negotiating the structure and/or terms of investment opportunities within CĪON’s investment strategy; (iii) assisting the CĪON Adviser in performing due diligence on prospective portfolio investments; and (iv) providing information to the CĪON Adviser regarding CĪON investments that are being or were sourced by the sub-adviser to facilitate the CĪON Adviser’s monitoring and servicing of such investments.  Importantly, the relationship among CĪON, the CĪON Adviser and the sub-adviser may not be exclusive and is terminable by the sub-adviser upon 60 days’ written notice, or by CĪON upon 60 days’ written notice, if a majority of the Independent Directors of CĪON or the holders of a majority of CĪON’s outstanding voting securities determines that the sub-advisory agreement should be terminated.  Further, all investment and operational decisions will be solely the responsibility of the CĪON Adviser, which will determine to accept or reject any and all recommendations by the sub-adviser.  The sub-adviser’s role is consultative only; it has no authority to bind CĪON without the approval of the CĪON Adviser.

It is anticipated that the CĪON Adviser will, from time-to-time, determine that certain investments it recommends for a Regulated Entity would also be appropriate investments for one or more Co-Investment Affiliates in accordance with the policies and procedures that have been adopted by the CĪON Adviser.  Such a determination may result in a Regulated Entity, on the one hand, and one or more Co-Investment Affiliates, on the other hand, co-investing in certain investment opportunities (the “Co-Investment Program”).

       Opportunities for Potential Co-Investment Transactions may arise when personnel of the CĪON Adviser become aware of investment opportunities that may be appropriate for a Regulated Entity and one or more other Co-Investment Affiliates.  Upon issuance of the requested Order, all Potential Co-Investment Transactions within a Regulated Entity’s Objectives and Strategies8 that are presented to a Co-Investment Affiliate will be referred to the CĪON Adviser and such investment opportunities may result in a Co-Investment Transaction.  For each such referral, the CĪON Adviser will independently analyze and evaluate the investment opportunity as to its appropriateness for the applicable Regulated Entity, taking into consideration such Regulated Entity’s investment objectives, investment policies, investment positions, capital available for investment and other factors relevant to such Regulated Entity.  The amount of a Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by such Regulated Entity’s

8
“Objectives and Strategies” means, with respect to an Applicant, such Applicant’s investment objectives and strategies, as described in its registration statement on Form N-2, other filings made with the Commission, reports to shareholders, operating documents or offering materials.

Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Co-Investment Affiliate’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Co-Investment Affiliate’s directors, managers or advisers or imposed by applicable laws, rules, regulations or interpretations. If the CĪON Adviser determines that the opportunity is appropriate for the applicable Regulated Entity (and approves the investment for such Regulated Entity), and a Co-Investment Affiliate has confirmed its desire to also participate, the CĪON Adviser will present the investment opportunity and the proposed allocation to the directors or trustees of the applicable Regulated Entity, as applicable, eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) prior to the actual investment by such Regulated Entity. A Potential Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of Section 57(o) (“Required Majority”).

Neither a Regulated Entity nor any Co-Investment Affiliate will be obligated to invest, or co-invest, when investment opportunities are referred to them.

To allow for an independent review of co-investment activities, the Eligible Directors will receive, on a quarterly basis, a record of all investments made by Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that: (1) were consistent with the applicable Regulated Entity’s then current investment objectives, and (2) were made available to the Regulated Entity but were determined to not be appropriate for such Regulated Entity by the CĪON Adviser.  This record will include an explanation of why such investment was determined to not be appropriate for such Regulated Entity.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.  The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Regulated Entity’s purchase or sale be the same as those applicable to any Co-Investment Affiliate’s purchase or sale.

For the avoidance of doubt, any relief granted herein would not apply to any investment companies (other than the Regulated Entities) advised by the sub-adviser or its affiliates or with respect to any co-investment by the Regulated Entities with any entity for which the CĪON Adviser or ICON Capital (or their respective affiliated advisers, as applicable) is not acting as the investment manager.

2.   Reasons for Co-Investing

It is expected that co-investment in portfolio companies by a Regulated Entity and the Co-Investment Affiliates will increase favorable investment opportunities for such Regulated Entity.  The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for a Regulated Entity to have the additional capital from the Co-Investment Affiliates available to meet the funding requirements of attractive investments in portfolio companies.  A BDC or closed-end fund that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.  In addition, the Code imposes diversification requirements (further discussed below) that may limit the amount a Regulated Entity may commit to a particular investment.

        In view of the foregoing, in cases where the CĪON Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Entity to participate with one or more Co-Investment Affiliates in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for such Regulated Entity.  Indeed, each Regulated Entity’s inability to co-invest with one or more Co-Investment Affiliates could potentially result in the loss of beneficial investment opportunities for such Regulated Entity and, in turn, adversely affect such Regulated Entity’s shareholders.  For example, a Regulated Entity may lose some investment opportunities if the CĪON Adviser cannot provide “one-stop” financing to a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by the CĪON Adviser due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of occasions on which a Regulated Entity’s individual or aggregate investment limits require the CĪON Adviser to arrange syndicated financing with unaffiliated entities, such Regulated Entity will likely be required to forego fewer suitable  investment opportunities. With the assets of the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entities.

The CĪON Adviser and the Board of CĪON believe that it will be advantageous for the Regulated Entities to co-invest with one or more Co-Investment Affiliates and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to each Regulated Entity.  If the proposed Order is not granted, the Regulated Entities will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement.  This will place the Regulated Entities at a material disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

In addition, the Code imposes diversification requirements on companies, such as the Regulated Entities, that seek certain favorable tax treatment under Subchapter M of the Code.  Consequently, in some circumstances, a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer.  In such cases, an issuer may reject an offer of funding from a Regulated Entity due to its inability to commit the full amount of financing required.  Allowing for the types of transactions described in this Application should generate greater deal flow, broaden the market relationships of the Regulated Entities and allow the Regulated Entities to be more selective in choosing their investments so that the Regulated Entities can pursue the most attractive risk-adjusted investments and optimize their portfolios.  Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entities and their respective portfolio companies, all of which should create enhanced value for the Regulated Entities and their shareholders.

The CĪON Adviser and the Board of CĪON also believe that co-investment by the Regulated Entities and the Co-Investment Affiliates will afford the Regulated Entities the ability to achieve greater diversification and, together with the Co-Investment Affiliates, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Co-Investment Affiliates co-invest.

B.	Applicable Law

1.   Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant.  Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

        Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a BDC or its controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.   Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the rebuttable presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C.	Need For Relief

Co-Investment Transactions could be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Co-Investment Affiliates fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder.  Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively.  Thus, the CĪON Adviser and the entities that it advises would be deemed to be a person related to a Regulated Entity in a manner described by Section 17(d) and Section 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) and Rule 17d-1, permitting Co-Investment Affiliates (including Regulated Entities) to participate with one or more of the Regulated Entities in the Co-Investment Program.

E.	Precedents

        The Commission has granted co-investment relief on numerous occasions in recent years.9Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

9
FS Investment Corporation, et. al.  (File No. 812-13665), Release No. 30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Gladstone Capital Corporation, et. al.  (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30154 (June 29, 2012) (notice); Medley Capital Corporation, et al.  (File No. 812-13787), Release No. IC-30009 (March 26, 2012) (order), Release No. IC-29968 (February 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, et. al. (File No.  812- 13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept.  25, 2009) (notice); Main Street Capital Corporation, et. al.  (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice).

We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by FS Investment Corporation and its affiliates, for which an order was granted on June 4, 2013, Gladstone Capital  Corporation and its affiliates, for which orders were granted on July 26, 2012 and November 22, 2005, Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on November 3, 2009 and Medley Capital Corporation and its  affiliates, for which an order was granted on March 26, 2012. We also note that the Commission has granted co-investment relief to permit a BDC and its SBIC subsidiary to co-invest with another fund.10

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC or a company controlled by such BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Regulated Entities will be treated fairly.11  The conditions to which the requested relief will be subject are designed to ensure that principals of the CĪON Adviser would not be able to favor the Co-Investment Affiliates over any other Regulated Entity (or favor one Regulated Entity over another) through the allocation of investment opportunities among them.  Because many attractive investment opportunities for a Regulated Entity will also be attractive investment opportunities for the Co-Investment Affiliates (including the other Regulated Entities), provided that such investment opportunities fit within such Co-Investment Affiliates’ objectives, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities among the Regulated Entities or the Co-Investment Affiliates as opportunities arise.  Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

        Other than pro rata dispositions and follow-on investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the CĪON Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors of the applicable Regulated Entity, and the Required Majority will approve each Co-Investment Transaction prior to any investment by such Regulated Entity.  With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate in such disposition or follow-on investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Regulated Entity.  If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Regulated Entity’s Eligible Directors.  The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

10	Main Street Capital Corporation et. al., Release Nos. 28265 (May 8, 2008) (notice) and 28295 (June 3, 2008) (order).

11	When a Co-Investment Affiliate is a wholly-owned subsidiary of a Regulated Entity, the Required Majority of such Regulated Entity will make such approval.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and follow-on investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants.  A formulaic approach, such as pro rata dispositions and follow-on investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.  Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.   Each time a Co-Investment Affiliate or the investment adviser to a Co-Investment Affiliate considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within a Regulated Entity’s then-current Objectives and Strategies, the CĪON Adviser will make an independent determination of the appropriateness of the investment for such Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.           (a)  If the CĪON Adviser deems that the applicable Regulated Entity’s participation in any such Potential Co-Investment Transaction is appropriate, it will then determine an appropriate level of investment for such Regulated Entity.

(b)          If the aggregate amount recommended by the CĪON Adviser to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the applicable Regulated Entity’s capital available for investment in the asset class being allocated, on the one hand, and the other Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the investment opportunity up to the amount proposed to be invested by each.  The CĪON Adviser will provide the Eligible Directors of each participating Regulated Entity with information concerning each party’s available capital to assist the Eligible Directors with their review of the applicable Regulated Entity’s investments for compliance with these allocation procedures.

(c)          After making the determinations required in conditions 1 and 2(a), the CĪON Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the applicable Regulated Entity and any Co-Investment Affiliate, to the Eligible Directors of each participating Regulated Entity for their consideration.  The applicable Regulated Entity will co-invest with Co-Investment Affiliates only if, prior to such Regulated Entity’s and any Co-Investment Affiliates’ participation in the Potential Co-Investment Transaction, a Required Majority of such Regulated Entity concludes that:

            (i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching of such Regulated Entity or its shareholders on the part of any person concerned;

            (ii)          the Potential Co-Investment Transaction is consistent with

                     (A)         the interests of the shareholders of such Regulated Entity; and

                     (B)          such Regulated Entity’s then-current Objectives and Strategies;

(iii) the investment by the Co-Investment Affiliates would not disadvantage such Regulated Entity, and participation by such Regulated Entity is not on a basis different from or less advantageous than that of any Co-Investment Affiliate; provided, that if a Co-Investment Affiliate, other than such Regulated Entity, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii) if:

                                                 (A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

                                                 (B)   the CĪON Adviser agrees to, and does, provide periodic reports to the Board of such Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

                                                 (C)   any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (the Co-Investment Affiliates (other than the Regulated Entity) may, in turn, share their portion with their affiliated persons) and the applicable Regulated Entity in accordance with the amount of each party’s investment; and

                                (iv)        the proposed investment by such Regulated Entity will not benefit the CĪON Adviser, ICON Capital, the Co-Investment Affiliates or any of their affiliated persons (other than the parties to the Co-Investment Transaction), except(A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.   The applicable Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The CĪON Adviser will present to the Board of the applicable Regulated Entity, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that fell within such Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity.  All information presented to such Regulated Entity’s Board pursuant to this condition will be kept for the life of such Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for follow-on investments made in accordance with condition 8 below, a Regulated Entity will not invest, in reliance on the Order, in any portfolio company in which any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate is an existing investor.

6.   A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same as for the Co-Investment Affiliates.  The grant to a Co-Investment Affiliate, but not such Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)  If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, then:

(i) The investment adviser to such Co-Investment Affiliate will notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

                                (ii)          The CĪON Adviser will formulate a recommendation as to participation by each Regulated Entity in the disposition.

                                (b)         Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates.

                                (c)   A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of each Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition.  In all other cases, the CĪON Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

                                (d)         Each Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

                                8.   (a)  If any Co-Investment Affiliate desires to make a follow-on investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, then:

                                (i)   The investment adviser to such Co-Investment Affiliate will notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

                                (ii)          The CĪON Adviser will formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Regulated Entity.

                                (b)         A Regulated Entity may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application).  In all other cases, the CĪON Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

                                (c)          If, with respect to any follow-on investment:

                                (i)   the amount of the opportunity is not based on the Co-Investment Affiliates’ outstanding investments immediately preceding the follow-on investment; and

                                (ii)         the aggregate amount recommended by the CĪON Adviser to be invested by such Regulated Entity in the follow-on investment, together with the amount proposed to be invested by the other Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on the ratio of such Regulated Entity’s capital available for investment in the asset class being allocated, on the one hand, and the Co-Investment Affiliates’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the follow-on investment opportunity, up to the amount proposed to be invested by each.

(d)         The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

9.   The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Co-Investment Affiliate that the applicable Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which such Regulated Entity considered but declined to participate in, comply with the conditions of the Order.  In addition, the Independent Directors will consider at least annually the continued appropriateness for the applicable Regulated Entity of participating in new and existing Co-Investment Transactions.  All information presented to such Regulated Entity’s Board pursuant to this condition will be kept for the life of such Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10.         Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

11.         No director or trustee of a Regulated Entity will be considered an Independent Director or an Eligible Director if such director or trustee is also a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Co-Investment Affiliates (other than any other Regulated Entity).

12.         The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by the CĪON Adviser or ICON Capital (or their respective affiliated advisers, as applicable) under any agreement with the applicable Regulated Entity or other Co-Investment Affiliate, be shared by such Regulated Entity and each Co-Investment Affiliate in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees, but excluding brokers’ fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Regulated Entity and the Co-Investment Affiliates on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by the CĪON Adviser or ICON Capital (or their respective affiliated advisers, as applicable) pending consummation of the transaction, the fee will be deposited into an account maintained by the CĪON Adviser or ICON Capital (or their respective affiliated advisers, as applicable) at a bank or banks having the qualifications prescribed in Section 26(a)(I) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among such Regulated Entity and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction.  None of the Co-Investment Affiliates, their investment advisers nor any affiliated person (as defined in the 1940 Act) of the Regulated Entities will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the advisers of the Co-Investment Affiliates, the investment advisory fees paid in accordance with the agreements between such advisers and the Regulated Entities or other Co-Investment Affiliates).

III.   PROCEDURAL MATTERS

A.	Communications

     Please address all communications concerning this Application and the Notice and Order to:

David Verlizzo, Esq.
CĪON Investment Corporation
3 Park Avenue
New York, NY 10016

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq.
Lisa Price, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

B.	Authorizations

 The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of CĪON.  The Board of CĪON also authorizes the filing of the Application on behalf of the CĪON Adviser because of its affiliation with CĪON and any future Regulated Entities.  In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Regulated Entities) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 14th day of November, 2014.

Applicants have caused this Application to be duly signed on their behalf on the 14th day of November, 2014.

CĪON INVESTMENT CORPORATION

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer

CĪON INVESTMENT MANAGEMENT, LLC

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer

ICON LEASING FUND TWELVE, LLC

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer of ICON
CAPITAL, LLC, its Manager

ICON EQUIPMENT AND CORPORATE
INFRASTRUCTURE FUND FOURTEEN, L.P.

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer of ICON GP
14, LLC, its General Partner

ICON ECI FUND FIFTEEN, L.P.

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer of ICON GP
15, LLC, its General Partner

ICON ECI FUND SIXTEEN

By:	/s/ Michael Reisner
Name:	MichaeL A. Reisner
Title:	Co-Chief Executive Officer of ICON MT
16, LLC, its Managing Owner

VERIFICATION

STATE OF NEW YORK	)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached Application for and on behalf of CĪON Investment Corporation, CĪON Investment Management, LLC, ICON Leasing Fund Twelve, LLC, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P., ICON ECI Fund Fifteen, L.P. and ICON ECI Fund Sixteen; that he is the authorized signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Authorized Signatory
Date:	November 14, 2014